MF Fire, Inc.



ANNUAL REPORT

3031 Washington Blvd, G

BALTIMORE, MD 21208

(410) 340-6805

mffire.com

This Annual Report is dated July 27, 2023.

BUSINESS

MF Fire is a clean tech company that created groundbreaking wood stove technology that eliminates critical air pollution. Based on extensive internal research and public data, wood stoves are used in a 100 million homes to warm half a billion people, but produce massive amounts of harmful air pollution, creating a global problem. MF Fire used Ph.D level fire science and engineering to solve this fundamental problem. Our innovative solutions won the prestigious MIT Clean Energy Prize and enable our customers to save up to 50% on heating bills, while reducing climate change and air pollution on a massive scale. We believe our patent portfolio delivers a defensible competitive advantage.

We officially started MF Fire in 2014 and have been generating revenue since 2016. We sell our products (smart wood stoves) across North America through multiple sales channels, including retail, distributors, ecommerce sites including Wayfair, and direct to consumers. We recorded our first annual profit in 2022.

The US Department of Energy awarded $2M to MF Fire to create additional transformative products, which may yield additional products and help enable entry into new markets beyond North America and into the $7.5B global market *(market figure based on extensive internal*

research and public data).

Previous Offerings

Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $758,761.00
Number of Securities Sold: 959,837
Use of proceeds: growth, sales expansion
Date: January 31, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
Year ended March 31, 2023 compared to year ended March 31, 2022
The following discussion is based on our unaudited operating data from our consolidated financial statements used for investor communications and tax preparation.
Revenue
Revenue for fiscal year 2023 was $2,071,721 compared to fiscal year 2022 revenue of $1,279,489, a 62% increase YOY. The company continued to grow its retail store coverage by expanding and adding new distributor and direct retail store relationships. To support revenue growth and corresponding increase in units shipped, we increased the size of our fulfillment team and added additional support resources for both pre-and post-sales support.
Cost of goods sold
Cost of goods (COGS) in 2023 was $1,196,875, compared to $862,004 in fiscal year 2022. COGS as a percentage of Revenue declined from 67% to 58%, a 14% YOY reduction in COGS per unit sold.
Gross profit
2023 gross profit increased to $874,846, and increase of $457,361 over 2022 gross profit, a 110% increase YOY. This was due to increasing revenue and decreasing COGS.
Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Payroll expenses in 2023, $684,255, stayed essentially flat (+9% YOY) from 2022,

$625,019. Revenue per employee jumped from $213,248 to $345,287, a 62% increase YOY. Overall, total expenses increased just 4% YOY, to $1,311,320 in 2023, reflecting the company's efforts to grow without adding corresponding costs.

Net Operating Income

2023 Net Operating loss was -$436,474, an improvement of over 2022 loss of -$842,388, as expenses remained flat, revenue increased, and COGS declined as a % of sales.

Other Income

MF Fire derived additional income from two US Department of Energy projects. Contribution from these projects in 2023 were $459.153 versus $1,243,956 in 2022, as the projects approach end of life. These projects helped MF Fire develop additional technology and products that will likely enter the market in 2024.

Net Income

MF Fire was profitable in both 2023 and 2022. Net Income in 2023 was $24,694 compared to $401,568 in 2022. The difference in net income comes from a 63% reduction in Other Income from DOE project funds as the projects proceed towards completion, enabling MF Fire to prepare to launch a product category.

• Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $158,117.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: TEDCO
· Amount Owed: $100,000.00
· Interest Rate: 8.0%
· Accrued Interest: $25,118.98
· Maturity Date: January 19, 2021

Creditor: TEDCO
· Amount Owed: $68,283.27
· Interest Rate: Royalty Payback
· Maturity Date: January 16, 2015

Creditor: Fulton Bank
· Amount Owed: $690,377.40
· Interest Rate: 10.00%
· This is a revolving line of credit for $750,000 to finance inventory purchases.

Creditor: Fulton Bank
· Amount Owed: $225,045.30
· Interest Rate: 9.00%
· This is a revolving line of credit for $250,000 to provide float capital to cover lag time for DOE project reimbursements.

· Creditor: Small Business Administration (SBA) – Economic Injury Disaster Loan (EIDL)
· Amount Owed: $ 237,100.00
· Interest Rate: 3.75%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Paul LaPorte
Paul LaPorte's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO
Dates of Service: April, 2015 - Present
Responsibilities: Lead the company's growth, business strategy, fundraising. Salary: $191,268

• Position: Board Member
Dates of Service: April, 2015 - Present
Responsibilities: Provide guidance and leadership to the Board on behalf of the company

Name: Ryan Fisher
Ryan Fisher's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: COO
Dates of Service: April, 2014 - Present
Responsibilities: Manage operations, finance, and customer support. Salary: $196,670

• Position: Board Member
Dates of Service: April, 2014 - Present
Responsibilities: Provide guidance and oversight for the company

Name: Taylor Myers
Taylor Myers's current primary role is with Boyden Gray & Associates.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: April, 2014 - Present
Responsibilities: Provide outside fire science and engineering expertise. Taylor does not take a salary.

Other business experience in the past three years:
• Employer: Boyden Gray & Associates
Title: Research Fellow
Dates of Service: June, 2021 – Present
Responsibilities: Research for Boyden Gray & Associates, a leader in the emerging field of Environmental, Social, and Governance (ESG) policy

• Position: Lead Scientist, MF Fire, Inc.
Dates of Service: April, 2014 – May, 2021

Responsibilities: Provide fire science and engineering expertise and leadership

Name: Eileen O'Rourke
Eileen O'Rourke's current primary role is with The Abell Foundation.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: December, 2022 – Present
Responsibilities: Provide outside guidance and oversight to company operations. Eileen does not take a salary.

Other business experience in the past three years:
• Employer: The Abell Foundation
Title: Chief Financial Officer
Dates of Service: 1999 – Present
Responsibilities: Actively participate with portfolio management teams in advancing commercialization of promising technologies through deal structuring, board level review, and oversight.

Name: Neil Didriksen
Neil Didriksen's current primary role is with Robert W. Deutsch Foundation.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: December, 2022 – Present
Responsibilities: Provide outside guidance and oversight to company operations. Neil does not take a salary.

Other business experience in the past three years:
• Employer: Robert W. Deutsch Foundation
Title: Chief Operating Officer
Dates of Service: September, 2010 – Present
Responsibilities: Evaluating and making investments in companies for his investment firm, particularly ESG and Impact investing.

Name: Matt Zuga
Matt Zuga's current primary role is with HighCape Partners.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: April, 2016 – December, 2022
Responsibilities: Provide outside guidance and oversight to company operations. Matt does not take a salary.

Other business experience in the past three years:
• Employer: HighCape Partners
Title: Partner
Dates of Service: October, 2013 – Present
Responsibilities: Evaluating and making investments in companies for his investment firm

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ryan Fisher
Amount and nature of Beneficial ownership: 3,074,302
Percent of class: 26.53

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, and Series Seed-2 Preferred Stock. Common stock outstanding includes shares issued pursuant to the 2021 StartEngine offering

Common Stock

The amount of security authorized is 13,000,000 with a total of 7,611,872 outstanding.

Voting Rights

1 vote per share

Material Rights

The total shares outstanding includes: 2,088,604 shares to be issued pursuant to outstanding options and 1,201,617 shares reserved pursuant to an EIP.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 4,098,361 with a total of 2,917,207 outstanding.

Voting Rights

One vote per share; votes along side common share

Material Rights

Specific Liquidation Preference.

The total shares outstanding includes: 950,000 shares to be issued pursuant to outstanding warrants.

Series Seed-2 Preferred Stock

The amount of security authorized is 2,167,841 with a total of 1,059,838 outstanding.

Voting Rights

One vote per share; votes along side common share

Material Rights

Specific Liquidation Preference.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the furniture industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, may raise additional funds in the future to fund the continuation of the business. Regardless of the amount raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involved "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have generated limited profits MF Fire was formed on 04/23/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MF Fire has incurred a total net loss, and only reached limited profitability in 2022, and has had limited revenues generated since inception. There is no assurance that we will be or remain profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively limited revenue. If you are investing in this company, it's because you think that our clean burning technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we only turned a profit starting in 2022 with the aid of our financially limited US Department of Energy project awards, and there is no assurance that we will ever be profitable without those awards. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), DOE (Department of Energy) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MF Fire or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MF Fire could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 27, 2023.

MF Fire, Inc.

By   /s/ *Paul LaPorte*

     Name: <u>MF Fire, Inc</u>

     Title: CEO, MF Fire, Inc.

Exhibit A

FINANCIAL STATEMENTS

I, Paul LaPorte, the Chief Executive Officer of MF Fire, Inc., hereby certify that the financial statements of MF Fire Inc. and notes thereto for the periods ending March 31, 2023 (first Fiscal Year End of Review) and March 31, 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023, MF Fire, Inc. has not yet filed its federal tax return for fiscal year 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of July 12, 2023.

Paul LaPorte   (Signature)

CEO, MF Fire, Inc.   (Title)

7/12/2023   (Date)

MF Fire

Profit and Loss

April 2022 - March 2023

	TOTAL	
	APR 2022 - MAR 2023	APR 2021 - MAR 2022 (PY)
Income		
4000 Product Sales	2,094,047.47	1,628,067.61
4100 Discounts given/Refunds	-22,326.09	-348,578.88
4500 Sales of Product Income		0.00
4990 Services	0.00	
Sales	0.00	
Total Income	**$2,071,721.38**	**$1,279,488.73**
Cost of Goods Sold		
5000 Cost of Goods Sold	0.00	
5010 Supplies & Materials - COGS	867,740.59	580,363.17
5020 Shipping, Freight & Delivery - COS	328,931.38	276,300.71
5050 Other Costs of Services - COS	203.39	5,340.07
Total 5000 Cost of Goods Sold	**1,196,875.36**	**862,003.95**
Total Cost of Goods Sold	**$1,196,875.36**	**$862,003.95**
GROSS PROFIT	**$874,846.02**	**$417,484.78**
Expenses		
4010 Other Miscellaneous Service Cost	1,748.81	
6000 Advertising	13,517.19	13,144.91
6001 Interest Expense	69,712.19	17,782.48
6010 Bank & Merchant Charges	12,306.63	13,952.37
6020 Dues & Subscriptions	12,552.95	19,156.07
6030 Insurance	2,344.01	
6031 General Liability	26,796.12	5,131.60
6032 Workers Compensation	1,577.93	1,968.30
6033 Other Insurance	46,519.60	25,096.73
Total 6030 Insurance	**77,237.66**	**32,196.63**
6040 Legal & Professional Fees		
6041 Accounting	30,170.10	7,665.01
6042 Legal	7,454.50	40,878.24
Total 6040 Legal & Professional Fees	**37,624.60**	**48,543.25**
6050 Meals	9,805.06	5,740.77
6052 Unallowable Meal Costs	3,803.26	2,686.07
6060 Office Expenses	24,006.32	33,784.21
6070 Payroll Expenses		
6071 Payroll Tax	36,055.09	38,921.70
6073 Wages	538,401.91	577,692.88
6075 Payroll Processing Fee	109,797.51	8,404.75
Total 6070 Payroll Expenses	**684,254.51**	**625,019.33**
6076 PX401k	32,124.80	34,335.47

MF Fire

Profit and Loss

April 2022 - March 2023

	TOTAL	
	APR 2022 - MAR 2023	APR 2021 - MAR 2022 (PY)
6077 Contract Labor	39,145.00	47,025.00
6081 Website	14,774.84	6,936.47
6082 Marketing Assets	39,174.96	13,837.97
6083 Trade Shows	32,076.30	37,484.77
6090 Rent	104,272.13	84,270.63
6100 Repair & Maintenance	3,109.81	346.83
6120 Taxes & Licenses	1,250.00	677.00
6121 Sales Tax Expense	2,309.31	
6123 State & Local Taxes	1,942.00	
6124 Licenses & Permits	857.06	
Total 6120 Taxes & Licenses	**6,358.37**	**677.00**
6130 Travel	7,331.42	11,599.58
6132 Lodging	14,262.50	3,411.37
6134 Transportation	9,317.88	3,943.89
6136 Travel Meals	990.69	304.51
6138 Other Travel Expenses	1,422.20	
Total 6130 Travel	**33,324.69**	**19,259.35**
6150 Utilities	5,455.64	7,125.81
6160 Vehicle Lease	14,154.05	14,833.11
6170 Gas	4,593.75	5,180.14
6191 Incoming Freight		425.00
6195 Rep Commission	11,423.71	5,620.23
6200 Research and Development	16,355.81	164,456.70
6205 Auto & Truck Expenses	3,726.05	758.38
6210 Small Tools and Equipment	158.20	548.17
6215 Computer and Software Expenses	2,230.79	64.94
6703 Depreciation Expense	1,386.00	3,903.41
6705 Melio Credit card fee	373.50	64.59
6706 Parking & Tolls	382.21	712.70
6708 Education & Training	150.00	
Total Expenses	**$1,311,319.79**	**$1,259,872.76**
NET OPERATING INCOME	**$ -436,473.77**	**$ -842,387.98**
Other Income		
8010 PPP Loan Forgiveness		141,775.00
8015 Cash Back Rewards	2,707.83	4,704.51
8025 DOE Award Reimbursement	456,445.21	1,019,069.48
8030 MEII Expense Reimbursement		68,406.80
EIDL Grant		10,000.00
Total Other Income	**$459,153.04**	**$1,243,955.79**

MF Fire

Profit and Loss

April 2022 - March 2023

	TOTAL	
	APR 2022 - MAR 2023	APR 2021 - MAR 2022 (PY)
Other Expenses		
8870 Prior Period Payroll adjust	-2,548.92	
8888 Miscellaneous	534.25	
Total Other Expenses	**$ -2,014.67**	**$0.00**
NET OTHER INCOME	**$461,167.71**	**$1,243,955.79**
NET INCOME	**$24,693.94**	**$401,567.81**

MF Fire

Balance Sheet

As of March 31, 2023

	TOTAL	
	AS OF MAR 31, 2023	AS OF MAR 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1000 M&T Rent & Ins - 9905	788.00	788.00
1001 M&T Inv Savings - 9889	12,745.18	8,772.09
1002 M&T Operating - 9921	7,449.73	56,245.68
1003 M&T Checking - 9897	82,915.51	42,744.74
1005 BoA Checking- 3239	445.61	662.75
1007 Fulton Checking- 1356	2,533.75	121,596.90
1008 Fulton Checking - 8090	1,695.57	1,028.03
1050 Dummy Account - DO NOT USE	0.00	0.00
Total Bank Accounts	**$108,573.35**	**$231,838.19**
Accounts Receivable		
1020 Accounts Receivable (A/R)	479,718.26	227,068.29
Total Accounts Receivable	**$479,718.26**	**$227,068.29**
Other Current Assets		
1100 Prepaid Expenses		
1110 Prepaid Insurance	1,751.02	4,096.21
1121 Prepaid Freight	38,884.42	
1130 Prepaid Inventory	39,015.70	
Total 1100 Prepaid Expenses	**79,651.14**	**4,096.21**
1200 Raw Material Inventory	521,874.31	378,627.33
1300 Undeposited Funds	0.00	24.97
1350 Deferred Tax Asset	25,000.00	25,000.00
1360 Credit Allowance for Deferred Tax Asset	-25,000.00	-25,000.00
1820 Payroll Refunds	0.00	0.00
3250 Common Stock Subscription Receivable	5,000.00	5,000.00
Petty Cash	0.00	
Total Other Current Assets	**$606,525.45**	**$387,748.51**
Total Current Assets	**$1,194,817.06**	**$846,654.99**
Fixed Assets		
1400 Assets Under Construction	7,200.00	
1401 FireMAPS	320,574.68	194,433.02
1402 Nova 2 Insert	0.00	0.00
1403 R&D Cost - Nova 3	100,384.76	29,834.76
1404 Swirl Stove	76,600.49	41,301.25
Total 1400 Assets Under Construction	**504,759.93**	**265,569.03**
1500 Equipment	21,181.16	11,641.16
1600 Accumulated Depreciation	-6,361.00	-4,975.00

MF Fire

Balance Sheet

As of March 31, 2023

	TOTAL	
	AS OF MAR 31, 2023	AS OF MAR 31, 2022 (PY)
1610 Accumulated Amortization	0.00	0.00
Total Fixed Assets	**$519,580.09**	**$272,235.19**
Other Assets		
9997 Goodwill	0.00	0.00
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$1,714,397.15**	**$1,118,890.18**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)	47,068.81	98,904.82
Total Accounts Payable	**$47,068.81**	**$98,904.82**
Credit Cards		
2020 M&T Credit Card - 5542/1483	15,041.53	10,830.12
2030 Fulton LOC - 0101	690,377.40	233,545.51
2031 Fulton LOC - 0201	225,045.30	249,647.40
Total Credit Cards	**$930,464.23**	**$494,023.03**
Other Current Liabilities		
2100 Comptroller of Maryland Payable	603.51	603.51
2300 Direct Deposit Payable	0.00	0.00
2350 Accrued Interest Loan-TEDCO 8%	25,118.98	25,118.98
2351 Convertible - accrued interest	0.00	0.00
2360 Accrued Interest Expense SeedInvest Convertible Note	0.00	0.00
2370 Deferred Compensation Liability	429,386.18	429,386.18
2400 Payroll Liabilities		
2401 Federal Taxes (941/944)	0.00	2,548.92
2402 Federal Unemployment (940)	0.00	0.00
2403 MD Income Tax	-0.60	-0.60
2404 MD Unemployment Tax	0.00	0.00
Total 2400 Payroll Liabilities	**-0.60**	**2,548.32**
2500 TEDCO Phase 3 Grant w/ Royalty Payback	0.00	0.00
2501 2500 TEDCO Phase 3B Grant w/ Royalty Payback	69,283.27	69,283.27
2600 TEDCO TCF Loan (8%)	100,000.00	100,000.00
2800 SeedInvest Convertible Note	0.00	0.00
2850 PPP Loan (to be forgiven)	0.00	0.00
2890 Out Of Scope Agency Payable	0.00	0.00
Minnesota Department of Revenue Payable	0.00	
Total Other Current Liabilities	**$624,391.34**	**$626,940.26**
Total Current Liabilities	**$1,601,924.38**	**$1,219,868.11**

MF Fire

Balance Sheet

As of March 31, 2023

	TOTAL	
	AS OF MAR 31, 2023	AS OF MAR 31, 2022 (PY)
Long-Term Liabilities		
2901 Inventory Financing 101719	0.00	0.00
2902 EIDL Loan	244,956.76	56,200.00
2903 MD COVID Loan (Forgivable)	0.00	0.00
2905 Convertible Notes	0.00	0.00
2906 Promissory Note - no interest	0.00	0.00
Total Long-Term Liabilities	**$244,956.76**	**$56,200.00**
Total Liabilities	**$1,846,881.14**	**$1,276,068.11**
Equity		
3000 Opening Balance Equity	0.00	0.00
3100 Investment Equity	241,370.80	241,370.80
3101 Start Engine Investment Equity	441,043.52	441,043.52
3200 Common Stock	187,108.00	187,108.00
3300 Preferred Stock	1,794,366.12	1,794,366.12
3900 Retained Earnings	-2,777,678.18	-2,536,634.74
Net Income	-18,694.25	-284,431.63
Total Equity	**$ -132,483.99**	**$ -157,177.93**
TOTAL LIABILITIES AND EQUITY	**$1,714,397.15**	**$1,118,890.18**

CERTIFICATION

I, Paul LaPorte, Principal Executive Officer of MF Fire, Inc., hereby certify that the financial statements of MF Fire, Inc. included in this Report are true and complete in all material respects.

Paul LaPorte

CEO, MF Fire, Inc.